First PacTrust Bancorp, Inc.

18500 Von Karman Avenue, Suite 1100

Irvine, California 92612

May 3, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark S. Webb

RE:	First PacTrust Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-185869

Dear Mr. Webb:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, First PacTrust Bancorp, Inc. (“First PacTrust”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-185869) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on Friday, May 3, 2013, or as soon as possible thereafter.

In connection with this request, First PacTrust acknowledges the following:

1. Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve First PacTrust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. First PacTrust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Per our conversations with the Staff, First PacTrust represents that all remaining blanks in the proxy statement/prospectus will be filled in as part of the definitive proxy statement/prospectus filed with the Commission and mailed to PBOC shareholders.

Please contact Matthew M. Guest at (212) 403-1341 or Edward J. Lee at (212) 403-1155 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

First PacTrust Bancorp, Inc.

By:	/s/ John C. Grosvenor
John C. Grosvenor
Executive Vice President and General Counsel